TOUGHBUILT INDUSTRIES, INC.

25371 Commercentre Drive, Suite 200

Lake Forest, CA 92630

(949) 528-3100

December 9, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	ToughBuilt Industries, Inc.
Request to Withdraw on Form S-3 (File No. 333-237600)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), ToughBuilt Industries, Inc., a Nevada (the “Company”), hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-3 (File No. 333-237600), together with all exhibits and amendments thereto, filed with the Commission on April 7, 2020 (the “April Form S-3”).

The April Form S-3 has not been declared effective by the Commission, no securities of Company have been, or will be, issued or sold under the April Form S-3 and all activities in respect of the public offering contemplated thereby have been discontinued.

The Company requests the withdrawal of the April Form S-3 on the grounds that the Company filed a new registration statement on Form S-3 (File No: 333-251185) with the Commission on December 7, 2020 pursuant to Instruction I.B.6 of Form S-3 to replace the April Form S-3, therein containing (i) a base prospectus for the offering, issuance and sale by the Company of up to $75,000,000 of its common stock preferred stock, warrants and units and (ii) a sales agreement prospectus covering the offering, issuance and sale by the Company of up to a maximum aggregate offering price of $11,752,044 (which amount is included in the $75,000,000 aggregate offering price set forth in the base prospectus) of our common stock that may be issued and sold under an At The Market Offering Agreement, dated December 7, 2020, between the Company and H.C. Wainwright Co., LLC, as sales agent.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the April Form S-3 be credited for future use by the Company.

Should you have any questions, please do not hesitate to contact our securities counsel, Ross D. Carmel or Philip Magri at (212) 658-0458.

Very truly yours,

TOUGHBUILT INDUSTRIES, INC.

By:	/s/ Michael Panosian
Name:	Michael Panosian
Title:	Chief Executive Officer